Exhibit 2.5
MATERIAL CHANGE REPORT
1.	Name and Address of Company

The Bank of Nova Scotia 44 King Street West Toronto, Ontario M5H 1H1

2.	Date of Material Change

September 7, 2010

3.	News Release

The attached press release was issued by The Bank of Nova Scotia on September 7, 2010, through the facilities of Canada News Wire.

4.	Summary of Material Change

On September 7, 2010, The Bank of Nova Scotia (the “Bank”) announced changes to its organizational structure and executive management team, such changes to be effective from October 1, 2010.

Under the new organizational structure, the Bank will have 4 business lines:
•	Canadian Banking

•	International Banking

•	Scotia Capital

•	Global Wealth Management
Global Wealth Management becomes the fourth pillar in the Bank’s strategy of diversification across multiple geographies, product lines and strong businesses. Existing wealth management and insurance in Canada and internationally will be combined into Global Wealth Management, along with Global Transaction Banking. In addition, Scotia Capital will have a broader mandate which has been expanded to capitalize on the significant wholesale opportunities in international markets where the Bank has a strong presence, most notably in Latin America and Asia. Scotia Capital will continue to be led by Co-CEO’s and Group Heads, Mike Durland, responsible for global capital markets and Steve McDonald, who leads global corporate & investment banking.

To support these changes to the organizational structure, the Bank has made several senior leadership appointments. Chris Hodgson, currently Group Head, Canadian Banking, has been appointed Group Head, Global Wealth Management. Rob Pitfield, currently Group Head, International Banking, has been appointed Group Head and Chief Risk Officer. Brian Porter, currently Group Head, Risk and Treasury, has been appointed Group Head, International Banking. Finally, Anatol von Hahn, currently Executive Vice-President, Personal & Commercial Banking, Canada, has been appointed Group Head, Canadian Banking.

5.	Full Description of Material Change

See the press release attached.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Deborah M. Alexander, Executive Vice-President, General Counsel and Secretary at (416) 866-6967.

9.	Date of Report

September 13, 2010

Scotiabank Expands Global Platforms
Toronto, September 7, 2010 — Canada’s most international bank today announced a change in organizational structure that will enable it to capitalize on opportunities for strategic growth. To support the new structure, Scotiabank also announced a series of executive appointments.
“We have long been a leader in the international markets where we operate,” said Rick Waugh, Scotiabank President and CEO. “With these changes Scotiabank will be well-positioned to seize significant global business opportunities that align with our strategic plans.”
Scotiabank announced a re-organization into four business lines:
•	Canadian Banking (CB)

•	International Banking (IB)

•	Scotia Capital (SC)

•	Global Wealth Management (GWM)
Global Wealth Management becomes the fourth pillar in the Bank’s strategy of diversification across multiple geographies, product lines and strong businesses. Existing wealth management and insurance in Canada and internationally will be combined into GWM, along with Global Transaction Banking (GTB).
In addition, Scotia Capital will have a broader mandate which has been expanded to capitalize on the significant wholesale opportunities in international markets where Scotiabank has a strong presence, most notably in Latin America and Asia. Scotia Capital will continue to be led by Co-CEO’s and Group Heads, Mike Durland, responsible for global capital markets and Steve McDonald, who leads global corporate & investment banking.
“The changes we are announcing today will accelerate the progress of several initiatives that are well underway,” said Waugh.
To support these changes to organizational structure, Scotiabank is making the following senior leadership appointments.
•	Chris Hodgson becomes Group Head, Global Wealth Management

•	Rob Pitfield becomes Group Head and Chief Risk Officer

•	Brian Porter becomes Group Head, International Banking

•	Anatol von Hahn becomes Group Head, Canadian Banking
“Scotiabank remains firmly committed to our five key business priorities: sustainable revenue growth, capital management, leadership, prudent risk management and expense management,” said Waugh. “This new structure leverages our progress to date and positions us to compete and win in the global marketplace, recognizing the breadth and diversification of Scotiabank, the strength of our team and our successful business model.”

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With close to 70,000 employees, Scotiabank Group and its affiliates serve approximately 14.6 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With more than $523 billion in assets (as at July 31, 2010), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

Media Contact:
Ann DeRabbie, Scotiabank Public Affairs, 416-933-1344
ann_derabbie@scotiacapital.com